Exhibit 99.(H)(4)

Schedule Dates November 30, 2007

To the Administration Agreement

Dated January 27, 1995

Between Bishop Street Funds

And

SEI Investments Global Funds Services

(Formerly, SEI Financial Management Coporation)

Fees:	Pursuant to Article 4, Section A, the Trust shall pay the Administrator compensation for services rendered to the Bishop Street Funds (the “Funds”) at an annual rate of .20% of the average daily net assets of the Funds, which is calculated daily net assets of the Funds, which is calculated daily and paid monthly.

Term:	Pursuant to Article 7, the term of the Agreement shall become effective on January 27, 2003 and shall remain in effect for 5 years (the “Initial Term”). This Agreement shall continue in effect for successive periods of 1 year after the Initial Term, unless terminated by either party on not less than 90 days prior written notice to the other party. In the event of a material breach of this Agreement by either party, the non-breaching party shall notify the breaching party in writing of such breach and upon receipt of such notice, the breaching party shall have 45 days to remedy the breach of the non-breaching party may immediately terminate this Agreement,